FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 25 October 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 25 October 2017, London U.K.

GSK delivers Q3 sales of £7.8 billion, +4% AER, +2% CER

Total EPS 24.8p, +49% AER, +46% CER; Adjusted EPS 32.5p, +3% AER, flat CER

Financial highlights

●	Sales growth in Pharmaceuticals and Consumer Healthcare; Vaccines sales flat
●	Pharmaceuticals sales £4.2 billion +3% AER, +2% CER; Vaccines £1.7 billion +5% AER, flat at CER; Consumer Healthcare £2.0 billion +5% AER, +2% CER
●
Improved Total operating margin of 23.9% (+4.9 points, including 0.2 points currency benefit) and EPS (24.8p), primarily reflecting reduced transaction-related charges related to valuations of Consumer Healthcare and HIV businesses

●
Improved Adjusted Group operating margin of 31.5% (+1.0 point, no currency effect) primarily reflecting leverage from sales growth, focus on costs and benefits of restructuring. Pharmaceuticals 34.0% (-0.3 points, no currency effect); Vaccines 41.3% (+1.6 points, including 0.3 points adverse currency effect); Consumer Healthcare 20.0% (+3.9 points, including 1.3 points currency benefit)

●	YTD free cash flow £1.6 billion (9 months 2016: £1.3 billion)
●	19p dividend declared for quarter. Continue to expect 80p for FY 2017
●	Guidance for 2017 Adjusted earnings per share growth maintained at 3% to 5% CER

Product and pipeline highlights

●	New product sales of £1.7 billion, +44% AER, +40% CER, driven by continued strong performance from Tivicay/Triumeq in HIV, Relvar/Breo Ellipta and Nucala in Respiratory and meningitis vaccines
●
Trelegy Ellipta approved in the US for COPD and positive opinion received in Europe. Positive results from landmark IMPACT study show benefits of Trelegy Ellipta in reducing COPD exacerbations compared to dual therapies

●	Shingrix vaccine for shingles approved in US and Canada
●	Phase III results for Nucala (mepolizumab) in COPD published in New England Journal of Medicine with regulatory filings planned for this year
●
In Oncology, CHMP PRIME designation granted for 2857916 (BCMA antibody-drug conjugate) for relapsed and refractory multiple myeloma and new data to be presented at an upcoming scientific conference; option exercised from Adaptimmune to develop T-cell therapy (NY-ESO-1) for multiple tumour types

Q3 2017 results
	Q3 2017	Growth		9 months 2017	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,843	4	2	22,547	11	3

Total operating profit	1,877	31	27	3,575	78	52
Total earnings per share	24.8p	49	46	42.5p	>100	>100

Adjusted operating profit	2,468	7	5	6,530	16	5
Adjusted earnings per share	32.5p	3	-	84.6p	13	2

Net cash from operating activities	1,897	7		4,049	15
Free cash flow	1,276	6		1,644	29

Emma Walmsley, Chief Executive Officer, GSK said:
“Performance in the quarter showed continued progress with sales growth and improved operating margins. This was driven by targeted cost savings and restructuring and integration benefits, which particularly benefited Vaccines and Consumer Healthcare, and also supported investment in our new products and R&D pipeline. Adjusted earnings per share for Q3 were 32.5p and we remain on course for our full-year earnings guidance, with cash generation continuing to improve. We are also pleased that we have secured major approvals for Trelegy Ellipta in COPD and Shingrix, our shingles vaccine.”

The Total results are presented under ‘Income Statement’ on page 36 and Adjusted results reconciliations are presented on pages 16, 22 and 55 to 58. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow, other non-IFRS measures are set out on page 33.
All expectations and targets regarding future performance should be read together with “Assumptions related to 2017 guidance and 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 34.

Sales performance

Group turnover by business and geographic region – Q3 2017

Group turnover by business	Q3 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,190	3	2
Vaccines	1,689	5	-
Consumer Healthcare	1,964	5	2

Group turnover	7,843	4	2

Group turnover increased 4% AER, 2% CER to £7,843 million, with continued growth in Pharmaceuticals and Consumer Healthcare.

Pharmaceuticals sales were up 3% AER, 2% CER, reflecting continued strong growth of the new Respiratory and HIV products, partly offset by a decline in the older products and the impact of recent divestments.

Vaccines sales were up 5% AER, but flat CER, with a strong performance from Meningitis vaccines and continued delivery from influenza products offset by the impact of increased competitive pressures on Infanrix, Pediarix as well as the reversal of the beneficial phasing of shipments in Emerging Markets earlier in the year.

Consumer Healthcare sales were up 5% AER, 2% CER, reflecting strong performances from power brands in the Pain and Oral health categories, partly offset by a continuing backdrop of slower global growth in key categories. In addition, reported growth was impacted by the Nigerian beverages business divestment and the Goods & Service Tax (GST) implementation in India on 1 July.

Sales of New Pharmaceutical and Vaccine products in the quarter were £1,746 million, up 44% AER, 40% CER.

Group turnover by geographic region	Q3 2017

	£m	Growth £%	Growth CER%

US	3,076	8	4
Europe	1,989	2	(2)
International	2,778	2	1

Group turnover	7,843	4	2

The US sales growth of 8% AER, 4% CER was driven by continued strong performances from Triumeq and Tivicay, growth in the Respiratory portfolio and Hepatitis vaccines, which benefited from a continuing competitor supply shortage.

Europe sales grew 2% AER, but fell 2% CER reflecting continued generic competition to Epzicom and Avodart and increased competition to Infanrix, Pediarix following a new market entrant. Growth in the new Respiratory products offset the decline in Seretide.

In International, sales growth of 2% AER, 1% CER reflected strong growth in Triumeq, Tivicay and the Respiratory portfolio, was partly offset by the reversal of favourable Vaccines phasing, which benefited earlier quarters, and the impact of lower pricing on Synflorix, together with the impact of divestments on Established Pharmaceuticals. Sales in Emerging Markets were flat at AER, but fell 1% CER, also impacted by divestments.

Group turnover by business and geographic region – 9 months 2017

Group turnover by business	9 months 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	12,736	10	3
Vaccines	3,952	14	5
Consumer Healthcare	5,859	10	2

Group turnover	22,547	11	3

Group turnover increased 11% AER, 3% CER to £22,547 million, with growth delivered by all three businesses.

Pharmaceuticals sales were up 10% AER, 3% CER, reflecting the continued strong growth of the new Respiratory and HIV products, partly offset by a decline in the older products and the impact of recent divestments.

Vaccines sales were up 14% AER, 5% CER, reflecting a strong performance from Meningitis vaccines and higher demand for Established Vaccines as well as the benefit of favourable year-on-year US CDC stockpile movements.

Consumer Healthcare sales grew 10% AER, 2% CER reflecting a strong performance from power brands in the Pain and Oral health categories, partly offset by the impact of continued competitive pressure in the US allergy category and a broader slow down in global growth of key categories. In addition, reported growth was impacted by the Nigerian beverages business divestment and the implementation of the Goods & Service Tax (GST) in India on 1 July.

Sales of New Pharmaceutical and Vaccine products in the nine months were £4,865 million, up 58% AER, 46% CER.

Group turnover by geographic region	9 months 2017

	£m	Growth £%	Growth CER%

US	8,417	15	6
Europe	5,950	8	-
International	8,180	9	2

Group turnover	22,547	11	3

The US sales growth of 15% AER, 6% CER was driven by continued strong performances from Triumeq and Tivicay and growth in the Respiratory portfolio, together with strong performances in the US from Hepatitis and Meningitis vaccines.

Europe sales grew 8% AER, but were flat CER as growth from Triumeq, Tivicay and Meningitis vaccines was partly offset by the decline in Established Pharmaceuticals, reflecting in part the disposal of the Romanian distribution business. Respiratory sales were up 5% AER, but down 2% CER, as the decline in Seretide more than offset the continued progress in transitioning to the new Respiratory products.

In International, sales growth of 9% AER, 2% CER reflected strong growth in Triumeq, Tivicay and the Respiratory portfolio, which was partly offset by the impact of divestments on Established Pharmaceuticals. Growth in Emerging Markets of 10% AER, 2% CER was also impacted by divestments.

Turnover – Q3 2017

Pharmaceuticals

	Q3 2017

	£m	Growth £%	Growth CER%

Respiratory	1,611	1	-
HIV	1,093	16	13
Immuno-inflammation	95	12	8
Established Pharmaceuticals	1,391	(4)	(4)

	4,190	3	2

US	1,831	7	4
Europe	946	(4)	(7)
International	1,413	3	5

	4,190	3	2

Pharmaceuticals turnover in the quarter was £4,190 million, up 3% AER, 2% CER, driven by the growth in HIV sales, which were up 16% AER, 13% CER, to £1,093 million, reflecting the continued strong performances of Triumeq and Tivicay. Respiratory sales grew 1% AER, but were flat at CER at £1,611 million, as growth from the new Ellipta portfolio and Nucala was offset by lower sales of Seretide/Advair, Flovent and Ventolin. Sales of Established Pharmaceuticals fell 4% AER, 4% CER, the decline entirely due to recent divestments. These divestments reduced overall Pharmaceuticals CER growth by one percentage point and also impacted the contribution from Emerging Markets.

In the US, sales growth of 7% AER, 4% CER was driven by the HIV portfolio and new Respiratory products. Europe sales declined 4% AER, 7% CER, reflecting continued generic competition to Epzicom and Avodart, the continuing transition of the respiratory portfolio, and the disposal of the Romanian distribution business in Q4 2016, which impacted Europe sales by four percentage points. International sales growth was impacted by two percentage points from the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which also reduced growth in Emerging Markets by three percentage points to 4% AER, 4% CER. Sales in Japan declined 2% AER, but grew 4% CER.

Respiratory
Total Respiratory portfolio sales were up 1% AER, but flat CER, with the US up 1% AER, but declining 1% CER. Europe was up 2% AER, but down 1% CER and International was up 2% AER, 3% CER. Growth of the new Respiratory products was offset by declines in Seretide/Advair, Flovent and Ventolin.

The new Respiratory products recorded combined sales of £465 million in the quarter with sales of Ellipta products up 57% AER, 54% CER, driven by continued strong growth in all regions and the ongoing roll-out across Europe and International. Sales of Nucala were £91 million in the quarter, a Sterling increase of £60 million over Q3 2016, and included sales of £61 million in the US.

The aggregate growth of the Ellipta products was driven primarily by the contribution of the US, where sales grew 61% AER, 57% CER, on the back of further market share gains partly offset by continued pricing pressures and the negative impact in the quarter of payer rebate adjustments related to prior periods. Relvar/Breo Ellipta sales grew 44% AER, 43% CER, to £225 million, helped by ongoing launches but primarily the growth in the US, up 49% AER, 47% CER to £127 million. Anoro Ellipta sales grew 62% AER, 57% CER to £86 million, also reflecting market share gains in the US. All Ellipta products, Breo, Anoro, Incruse and Arnuity, continued to grow market share in the US during the quarter.

Seretide/Advair sales declined 13% AER, 15% CER to £743 million. Sales of Advair in the US declined 13% AER, 15% CER (4% volume decline and an 11% negative impact of price) reflecting continued pricing pressures partly offset by a positive benefit to sales from payer rebate adjustments in the quarter. In Europe, Seretide sales were down 16% AER, 18% CER to £164 million (12% volume decline and a 6% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 11% AER, 11% CER, at £191 million, reflecting increased generic competition and the transition to the newer Respiratory products.

Pricing pressures also affected other older products with Ventolin sales declining 13% AER, 13% CER to £159 million, including the negative impact of payer rebate adjustments related to prior periods in the US. Flixotide/Flovent sales declined 21% AER, 22% CER to £125 million, with the US down 34% AER, 34% CER. Europe and International combined were broadly flat.

The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.

HIV
HIV sales increased 16% AER, 13% CER to £1,093 million in the quarter, with the US up 21% AER, 18% CER, Europe up 4% AER, but down 1% CER and International up 24% AER, 24% CER. The growth was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £621 million and £364 million, respectively, in the quarter.

Epzicom/Kivexa sales declined 64% AER, 65% CER to £51 million, reflecting the continued increase in generic competition since Q3 2016.

Immuno-inflammation
Benlysta sales grew 27% AER, 24% CER to £94 million, driven by a strong US performance.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,391 million, down 4% AER, 4% CER, impacted by the disposals of the Romanian distribution business in Q4 2016 and the thrombosis and anaesthesia businesses to Aspen during the first quarter. The impact of the disposals on the growth of the Established Pharmaceuticals portfolio was approximately four percentage points.

The Avodart franchise was down 11% AER, 11% CER to £144 million primarily due to loss of exclusivity in the US and Europe.

Dermatology sales grew 20% AER, 19% CER to £115 million through improved supply in Emerging Markets and growth in Japan, while Augmentin sales grew 3% AER, 3% CER to £148 million.

Vaccines

	Q3 2017

	£m	Growth £%	Growth CER%

Meningitis	298	31	25
Influenza	343	6	(2)
Established Vaccines	1,048	(1)	(5)

	1,689	5	-

US	816	13	6
Europe	431	11	6
International	442	(11)	(14)

	1,689	5	-

Vaccines turnover grew 5% AER, but was flat CER at £1,689 million. There was continued growth in Meningitis vaccines, notably Bexsero in the US and Europe and Menveo in the US, which benefited from the favourable impact of prior year CDC stockpile movements. Established Vaccines declined 1% AER, 5% CER primarily driven by increasing competitive pressures on Infanrix, Pediarix in the US and Europe, and the reversal of Synflorix phasing benefits, partly offset by the reversal of returns provisions in International and higher demand for Hepatitis vaccines and Cervarix.

Meningitis
Meningitis sales grew 31% AER, 25% CER to £298 million with Bexsero sales up 32% AER, 26% CER primarily driven by national immunisation programmes and private market sales in Europe. Further growth was driven by higher demand in the US. Menveo sales were up 56% AER, 48% CER, with reported growth benefiting from the impact of prior year CDC stockpile movements in the US and the timing of a tender in International.

Influenza
Fluarix/FluLaval sales grew 6% AER, but were down 2% CER to £343 million, reflecting continued strong execution, particularly in the US, against a strong comparative performance in Q3 2016 and some phasing of US shipments in the current year into Q4 2017.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 5% AER, 9% CER to £361 million. Boostrix was up 4% AER, but down 1% CER, driven by the reversal of phasing benefits in International, partly offset by stronger demand across US and Europe. Infanrix, Pediarix sales declined 12% AER, 14% CER primarily as a result of increased competitive pressure in the US and Europe, together with a new market entrant in Europe, partly offset by the favourable impact of prior year CDC stockpile movements in the US.

Hepatitis vaccines grew 17% AER, 13% CER to £210 million, benefiting from a competitor supply shortage in the US, partly offset by the impact of supply constraints primarily in International.

Synflorix sales declined 26% AER, 28% CER to £114 million reflecting the reversal of favourable phasing earlier in the year and the impact of lower pricing in International.

Rotarix sales were up 8% AER, 5% CER to £157 million, mainly driven by the reversal of returns provisions in International and strong demand in Europe, partly offset by the unfavourable impact of phasing in International.

Priorix/Priorix Tetra/Varilrix sales were up 5% AER, 2% CER to £79 million, mainly due to higher demand in Europe, partly offset by supply constraints in International.

Cervarix sales were up 54% AER, 50% CER to £37 million, driven by the recent launch of the vaccine in China.

Consumer Healthcare

	Q3 2017

	£m	Growth £%	Growth CER%

Wellness	1,014	5	2
Oral health	631	11	8
Nutrition	170	(9)	(12)
Skin health	149	1	(1)

	1,964	5	2

US	429	1	(1)
Europe	612	7	3
International	923	6	4

	1,964	5	2

Consumer Healthcare turnover was up 5% AER, 2% CER in the quarter at £1,964 million against a backdrop of continued slower global growth in key categories. A strong performance by the power brands in the Respiratory, Pain and Oral health categories was partly offset by private label competition in US allergy. In addition, growth was impacted by the disposal of the Nigeria beverages business in 2016 and the implementation of the Goods & Service Tax (GST) in India on 1 July. Together, these reduced overall Consumer Healthcare CER growth by approximately one percentage point.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 12% of sales in the quarter.

Wellness
Wellness sales grew 5% AER, 2% CER to £1,014 million. Respiratory sales grew strongly, up 9% AER and 6% CER, with particularly good performances in Europe and International, fuelled by a strong sell-in ahead of the season for Otrivin and Theraflu as well as the benefit of new variants launched in earlier quarters. This more than offset the private label impact on Flonase OTC.

Pain relief continued to perform well in the quarter, up 6% AER, 3% CER. Panadol grew in double digits with a very strong performance in International markets and benefiting from a favourable comparator for Panadol Osteo in Australia. Voltaren continued to gain share, but was impacted in Europe by increased competition in the quarter.

A generic competitor to Transderm Scop, a prescription motion sickness treatment with annual sales of approximately £80 million, was launched in the US during the quarter.

Oral health
Oral health sales grew 11% AER, 8% CER to £631 million. Sensodyne continued to drive performance, reporting growth of 12% AER, 11% CER with strong delivery in all regions following the roll out of next generation Sensodyne Rapid and the launch of Pronamel Strong & Bright. Emerging market growth was strong, particularly in India and China with the launch of Sensodyne Deep Clean. Sales of parodontax grew in double digits following the launch in the US earlier in the year and double-digit growth in Europe and International, mainly due to the brand relaunch driving accelerated consumption growth. Denture care returned to stronger growth with the fixative format delivering strong results in the US and Japan following the introduction of new marketing programmes.

Nutrition
Nutrition sales declined 9% AER, 12% CER to £170 million, adversely impacted by the sale of the Nigerian beverages business in 2016 and the implementation of GST on 1 July as well as continued competitive pressures for Horlicks in India. The divestment and GST reduced Nutrition CER growth by approximately eight percentage points.

Skin health
Skin health sales grew 1% AER but declined 1% CER to £149 million with a strong performance in the US driven by seasonal lip care sales being more than offset by a challenging quarter in Europe and International. Physiogel and Lamisil declined slightly, impacted by competitor activity, while Fenistil was impacted by an early end to the season.

Turnover – 9 months 2017

Pharmaceuticals

	9 months 2017

	£m	Growth £%	Growth CER%

Respiratory	5,095	11	3
HIV	3,194	26	16
Immuno-inflammation	280	23	13
Established Pharmaceuticals	4,167	-	(6)

	12,736	10	3

US	5,536	16	7
Europe	2,947	3	(4)
International	4,253	9	3

	12,736	10	3

Pharmaceuticals turnover in the 9 months was £12,736 million, up 10% AER, 3% CER. Respiratory sales grew 11% AER, 3% CER to £5,095 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 26% AER, 16% CER to £3,194 million, driven by increases in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals were flat at AER, but declined 6% CER, reflecting a four percentage point impact of recent divestments. These divestments reduced overall Pharmaceuticals CER growth by one percentage point and also impacted the contribution from Emerging Markets.

In the US, sales growth of 16% AER, 7% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 3% AER but declined 4% CER, reflecting the continued transition of the Respiratory portfolio and generic competition to Epzicom as well as the disposal of the Romanian distribution business in Q4 2016. International sales growth was impacted by the benefit to Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which reduced growth in International by two percentage points and Emerging Markets by two percentage points to 9% AER, 4% CER. Sales in Japan grew 10% AER, 3% CER.

Respiratory
Total Respiratory portfolio sales were up 11% AER, 3% CER, with the US up 13% AER, 4% CER, Europe up 5% AER but down 2% CER and International up 12% AER, 4% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £1,329 million in the 9 months with sales of Ellipta products up 76% AER, 62% CER driven by continued strong growth in the US and the ongoing roll-out across Europe and International. Sales of Nucala were £223 million, a Sterling increase of £165 million, and included sales of £153 million in the US.

The aggregate growth of the Ellipta products was driven primarily by the contribution of the US, where sales were up 83% AER, 68% CER on the back of further market share gains. Total Relvar/Breo Ellipta sales grew 72% AER, 59% CER to £710 million, with the US up 90% AER, 75% CER to £421 million. Anoro Ellipta sales grew 77% AER, 63% CER to £233 million, also reflecting market share gains in the US. All Ellipta products, Breo, Anoro, Incruse and Arnuity, continued to grow market share in the US over the nine months.

Seretide/Advair sales declined 7% AER, 13% CER to £2,343 million. Sales in the US declined 5% AER, 13% CER (7% volume decline and a 6% negative impact of price), with payer rebate adjustments related to prior periods favourably impacting sales in the nine months. In Europe, Seretide sales were down 13% AER, 19% CER to £552 million (11% volume decline and an 8% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide declined 2% AER, 9% CER to £588 million, also reflecting increased generic competition and the transition to the newer Respiratory products.

Pricing pressures also affected other older products with Ventolin sales increasing 2% AER, but declining 5% CER to £552 million, including the negative impact of payer rebate adjustments related to prior periods in the US. Flixotide/Flovent sales were down 3% AER, 10% CER to £434 million, with the US down 12% AER, 19% CER.

The net impact of adjustments to payer rebates for prior quarters across the US Respiratory portfolio was broadly neutral to reported US Respiratory sales.

HIV
HIV sales increased 26% AER, 16% CER to £3,194 million in the nine months, with the US up 32% AER, 22% CER, Europe up 10% AER, 1% CER and International up 36% AER, 26% CER. The growth in all three regions was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £1,808 million and £1,005 million, respectively, in the 9 months.

Epzicom/Kivexa sales declined 58% AER, 61% CER to £192 million, reflecting the continued increase in generic competition since Q3 2016.

Immuno-inflammation
Benlysta sales grew 28% AER, 18% CER to £278 million, driven by a strong US performance.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the 9 months were £4,167 million, flat at AER, but down 6% CER, impacted by the accelerated sale of inventory under supply agreements to Novartis in Q1 2016 as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017 and the disposal of the Romanian distribution business in Q4 2016. The impact of these disposals on the growth of the Established Pharmaceuticals portfolio was approximately four percentage points.

The Avodart franchise declined 1% AER, 9% CER to £464 million primarily due to the loss of exclusivity in the US and Europe and the impact of favourable RAR adjustments in 2016.

Dermatology sales grew 21% AER, 14% CER to £339 million through improved supply in Emerging Markets and growth in Japan, while Augmentin sales grew 6% AER, 2% CER to £444 million.

Vaccines

	9 months 2017

	£m	Growth £%	Growth CER%

Meningitis	689	41	29
Influenza	377	7	(1)
Established Vaccines	2,886	10	2

	3,952	14	5

US	1,495	20	11
Europe	1,214	15	7
International	1,243	7	(1)

	3,952	14	5

Vaccines turnover grew 14% AER, 5% CER to £3,952 million, primarily driven by Meningitis vaccines, both Bexsero and Menveo, across all regions. Growth also benefited from the performance of Established Vaccines, driven by higher demand for Boostrix and Hepatitis, partly offset by increasing competitive pressures on Infanrix, Pediarix in Europe and the US. Favourable year-on-year CDC stockpile movements for Infanrix, Pediarix, Menveo and Hepatitis vaccines in the US also contributed to the growth.

Meningitis
Meningitis sales grew 41% AER, 29% CER to £689 million. Bexsero sales growth of 51% AER, 39% CER was primarily driven by new national immunisation programmes, private market sales and regional tenders in Europe as well as growing demand and share gains in the US, together with continued progress in private market sales in International. Menveo sales grew 38% AER, 26% CER driven by the impact of favourable prior year CDC stockpile movements in the US, strong demand in Europe and a tender in International.

Influenza
Fluarix/FluLaval sales were up 7% AER, but down 1% CER to £377 million, reflecting continued strong execution, particularly in the US, against a strong comparative performance last year and the phasing of deliveries in the US and International.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 13% AER, 4% CER to £1,012 million. Boostrix sales grew 24% AER, 14% CER, benefiting from higher demand across all regions. Infanrix, Pediarix sales were up 7% AER, but down 2% CER, mainly driven by increased competitive pressures in the US and Europe, together with a new market entrant in Europe, partly offset by favourable year-on-year CDC stockpile movements in the US.

Hepatitis vaccines grew 20% AER, 11% CER to £532 million, benefiting from a competitor supply shortage and higher demand in the US, partly offset by the impact of supply constraints in Europe and International.

Synflorix sales were up 4% AER, but down 4% CER to £398 million, due to lower pricing in developing countries, partly offset by stronger demand in International.

Rotarix was up 10% AER, 1% CER to £398 million, reflecting higher demand in Europe, partly offset by the unfavourable impact of phasing in International.

Cervarix sales increased by 24% AER, 16% CER to £72 million, driven by the recent launch of the vaccine in China.

Consumer Healthcare

	9 months 2017

	£m	Growth £%	Growth CER%

Wellness	3,009	10	1
Oral health	1,864	14	6
Nutrition	517	(1)	(10)
Skin health	469	9	-

Total	5,859	10	2

US	1,386	7	(1)
Europe	1,789	11	3
International	2,684	11	2

	5,859	10	2

Consumer Healthcare turnover was up 10% AER, 2% CER in the 9 months at £5,859 million, against a backdrop of slower global growth in key categories. A strong performance by power brands in Pain and Oral health was partly offset by competitive pressures in the US allergy category impacting Flonase OTC performance, as well as lower sales of tail brands across the Nutrition and Skin categories. In addition, growth was impacted by the disposal of the Nigeria beverages business in 2016 and the implementation of the Goods & Service Tax (GST) in India in July. The divestment and GST reduced overall Consumer Healthcare CER growth by approximately one percentage point.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 13% of sales in the period. Notable launches this year included parodontax and Flonase Sensimist in the US, the continued global roll out of Flonase OTC and next generation Sensodyne Rapid.

Wellness
Wellness sales grew 10% AER, 1% CER to £3,009 million. This reflected a strong performance from Voltaren, Panadol and Cold & flu seasonal products partly offset by a weaker US allergy performance. Respiratory sales were up 10% AER, 1% CER as heightened competitive pressure in the US for Flonase OTC from private label products and new market entrants offset strong growth on Theraflu and Otrivin, particularly in Europe and International.

Pain relief sales were up 12% AER, 3% CER, driven significantly by Voltaren which saw growth across the regions, benefitting from momentum in the 12-hour variant, strong in-store and marketing activation and expansion of expert detailing. Panadol also grew strongly in Europe, benefiting from new advertising campaigns, and in International following the annualisation of the removal of Panadol Osteo from the prescription reimbursement scheme in Australia.

Oral health
Oral health sales grew 14% AER, 6% CER to £1,864 million. Sensodyne continued to drive performance, reporting growth of 16% AER, 9% CER, with strong delivery in all regions following the roll out of next generation Sensodyne Rapid and the launch of Pronamel Strong & Bright. Sales of parodontax continued to grow strongly, reflecting double-digit performances in Europe and International, driven by a brand reset and increases in dentist recommendations as well as the US launch in the first quarter. Denture care grew in mid-single digits with double-digit growth in emerging markets partly offset by slower consumption growth in the US and Germany.

Nutrition
Nutrition sales declined 1% AER, 10% CER to £517 million, adversely impacted by the sale of the Nigeria beverages business in 2016 and the implementation of GST on 1 July, as well as continued competitive pressure for Horlicks in India. The divestment of the Nigeria beverages business and the implementation of GST reduced Nutrition CER growth by approximately nine percentage points.

Skin health
Skin health sales grew 9% AER, and were flat CER at £469 million, with low single-digit growth in Europe and the US offset by competitor activity in International. Fenistil sales grew strongly, with good performances in Central & Eastern Europe, Germany and the Middle East following digital activation and new media campaigns. Physiogel and Lamisil continued to be impacted by competitor activity whilst Lip care sales grew in mid-single digits.

Sales from new Pharmaceuticals and Vaccine products

	Q3 2017			9 months 2017

	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Pharmaceuticals

Respiratory
Anoro Ellipta	86	62	57	233	77	63
Arnuity Ellipta	7	>100	>100	23	>100	>100
Incruse Ellipta	56	>100	>100	140	84	71
Nucala	91	>100	>100	223	>100	>100
Relvar/Breo Ellipta	225	44	43	710	72	59

CVMU
Eperzan/Tanzeum	22	(24)	(28)	73	(12)	(19)

HIV
Tivicay	364	46	41	1,005	52	40
Triumeq	621	33	29	1,808	50	38

	1,472	45	41	4,215	60	47

Vaccines
Bexsero	176	32	26	441	51	39
Menveo	98	56	48	209	38	26

	274	40	33	650	46	35

Total	1,746	44	40	4,865	58	46

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current pipeline asset, Shingrix, are as set out above. The Group has previously announced its plans to withdraw Tanzeum.

Sales of the New Pharmaceutical and Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis in 2018.

Q3 2017
Sales of New Pharmaceutical and Vaccine products were £1,746 million, grew £534 million in Sterling terms (44% AER, 40% CER) and represented approximately 30% of Pharmaceuticals and Vaccines turnover in the quarter.

9 months 2017
Sales of New Pharmaceutical and Vaccine products were £4,865 million, grew £1,782 million in Sterling terms (58% AER, 46% CER) and represented approximately 29% of Pharmaceuticals and Vaccines turnover in the nine months.

Financial performance – Q3 2017

Total results

The Total results for the Group are set out below.

	Q3 2017 £m	Q3 2016 £m	Growth £%	Growth CER%

Turnover	7,843	7,542	4	2

Cost of sales	(2,652)	(2,525)	5	3

Gross profit	5,191	5,017	3	1

Selling, general and administration	(2,308)	(2,292)	1	(2)
Research and development	(1,047)	(922)	14	11
Royalty income	107	107	-	(3)
Other operating income/(expense)	(66)	(479)

Operating profit	1,877	1,431	31	27

Finance income	13	16
Finance expense	(194)	(179)
Profit on disposal of associates	8	-
Share of after tax profits of associates and joint ventures	7	6

Profit before taxation	1,711	1,274	34	30

Taxation	(316)	(389)
Tax rate %	18.5%	30.5%

Profit after taxation	1,395	885	58	53

Profit attributable to non-controlling interests	183	77
Profit attributable to shareholders	1,212	808

	1,395	885	58	53

Earnings per share	24.8p	16.6p	49	46

Cost of sales
Cost of sales as a percentage of turnover was 33.8%, up 0.3 percentage points in Sterling terms and up 0.5 percentage points in CER terms compared with Q3 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes, including non-cash write downs as a result of plant closures, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued supply chain investments. This was partly offset by a more favourable product mix across all three businesses, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania in Pharmaceuticals, together with a favourable year-on-year comparison to inventory adjustments in Q3 2016 in Vaccines and a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 29.4% of turnover, 1.0 percentage point lower than in Q3 2016 in Sterling terms and 1.0 percentage point lower on a CER basis. This primarily reflected lower restructuring costs as well as tight control of ongoing operating costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. The cost reductions were partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,047 million (13.3% of turnover), 14% higher than in Q3 2016 on a Sterling basis and 11% higher on a CER basis. This primarily reflected the impact of higher restructuring costs, largely as a result of the decision to terminate rights to sirukumab, as well as increased investment in the progression of a number of mid and late-stage programmes.

Royalty and other operating income/(expense)
Net other operating income of £41 million (Q3 2016: £372 million expense) primarily reflected the £16 million net total of further accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by the unwinding of the discount applied to these future liabilities, partly offset by changes in exchange rate assumptions and lower multiples on the Consumer Healthcare Joint Venture put option. This compares with £776 million of equivalent transaction-related charges in Q3 2016. Royalty income was £107 million (Q3 2016: £107 million).

Operating profit
Total operating profit was £1,877 million in Q3 2017 compared with £1,431 million in Q3 2016. The increase in operating profit reflected the reduced impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, together with an improved operating margin driven by more favourable mix in the Pharmaceutical business, continued benefits from restructuring and integration and tight control of ongoing costs across all three businesses. This was partly offset by continued price pressure, particularly in Respiratory, supply chain investments and increased restructuring costs and asset impairments, including increased charges for the write down of assets primarily as a result of announced plans to reduce the manufacturing site network, and provisions for future R&D obligations as a result of the decision to terminate our rights to sirukumab.

Net finance costs
Net finance expense was £181 million compared with £163 million in Q3 2016, the increase primarily reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
A tax charge of £316 million represented an effective tax rate of 18.5% (Q3 2016: 30.5%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £183 million (Q3 2016: £77 million), including the non-controlling interest allocations of Consumer Healthcare profits of £77 million (Q3 2016: £68 million) and the allocation of ViiV Healthcare profits, which increased to £100 million (Q3 2016: £5 million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation of ViiV Healthcare profits primarily reflect the impact of re-measurement charges on Q3 2016.The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in Q3 2016.

Earnings per share
The Total earnings per share was 24.8p, compared with earnings per share of 16.6p in Q3 2016. The increase in earnings per share primarily reflected a reduced impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, as well as improved performance, partly offset by increased restructuring costs and intangible asset impairments.

Adjusting items

GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation' on page 48. Comparative information has been revised accordingly.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	Q3 2017			Q3 2016 (revised)

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	1,877	1,395	24.8	1,431	885	16.6

Intangible asset amortisation	149	116	2.4	165	121	2.5
Intangible asset impairment	82	67	1.4	(9)	(6)	(0.1)
Major restructuring costs	266	207	4.2	151	121	2.4
Transaction-related items	40	12	(0.7)	799	722	13.2
Divestments, significant legal and other items	54	19	0.4	(239)	(146)	(2.9)

Adjusting items	591	421	7.7	867	812	15.1

Adjusted results	2,468	1,816	32.5	2,298	1,697	31.7

Full reconciliations between Total results and Adjusted results are set out on pages 55 to 58 and the definition of Adjusted results is set out on page 33.

Intangible asset amortisation and impairment
Intangible asset amortisation was £149 million, compared with £165 million in Q3 2016. There were also intangible asset impairments of £82 million (Q3 2016: reversal of £9 million) to a number of commercial and R&D assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £266 million (Q3 2016: £151 million). Non-cash charges were £77 million in the quarter, primarily reflecting the write down of assets largely as a result of announced plans to reduce the manufacturing site network. Cash charges were £189 million in the quarter, including charges as a result of the decision to terminate our rights to sirukumab. Cash payments made in the quarter were £117 million (Q3 2016: £198 million) including the settlement of certain charges accrued in previous quarters. The programme delivered incremental annual cost savings in the quarter of £0.2 billion, including £0.1 billion of currency benefits.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £40 million (Q3 2016: £799 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.

Charge/(credit)	Q3 2017 £m	Q3 2016 £m

Consumer Healthcare Joint Venture put option	(28)	146
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	59	427
ViiV Healthcare put options and Pfizer preferential dividends	(38)	220
Contingent consideration on former Novartis Vaccines business	26	(19)
Other adjustments	21	25

Total transaction-related charges	40	799

The aggregate impact of unwinding the discount on these future and potential liabilities was £260 million (Q3 2016: £243 million), including £142 million on the Consumer Healthcare Joint Venture put option and £105 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. This was offset by a credit of £220 million which was driven primarily by the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as changes to the multiples used in the valuation of the Consumer Healthcare Joint Venture put option and adjustments to trading forecasts.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £189 million (Q3 2016: £121 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £186 million (Q3 2016: £121 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 53.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of a number of other asset disposals, equity investment impairments and certain other adjusting items. A credit of £1 million (Q3 2016: charge of £46 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £137 million (Q3 2016: £23 million).

Adjusted results

	Q3 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,843	100	4	2

Cost of sales	(2,304)	(29.4)	1	(2)
Selling, general and administration	(2,280)	(29.1)	4	2
Research and development	(898)	(11.4)	3	1
Royalty income	107	1.4	-	(3)

Adjusted operating profit	2,468	31.5	7	5

Adjusted profit before tax	2,298		7	5
Adjusted profit after tax	1,816		7	4
Adjusted profit attributable to shareholders	1,588		3	1

Adjusted earnings per share	32.5p		3	-

Adjusted operating profit by business	Q3 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,083	49.7	4	2
Pharmaceuticals R&D	(657)		6	5

Total Pharmaceuticals	1,426	34.0	2	1
Vaccines	698	41.3	9	5
Consumer Healthcare	392	20.0	30	19

	2,516	32.1	8	4
Corporate & other unallocated costs	(48)

Adjusted operating profit	2,468	31.5	7	5

Adjusted operating profit
Adjusted operating profit was £2,468 million, 7% AER higher than in Q3 2016 and 5% higher in CER terms on a turnover increase of 2%. The Adjusted operating margin of 31.5% was 1.0 percentage point higher than in Q3 2016 and 1.0 percentage point higher on a CER basis. This primarily reflected improved operating leverage, driven by sales growth in Pharmaceuticals and Consumer Healthcare, a more favourable mix in all three businesses, and a favourable year-on-year comparison with inventory adjustments in Q3 2016 in Vaccines, as well as continued tight control of ongoing costs across all three businesses and benefits from restructuring and integration. This was partly offset by continuing price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales
Cost of sales as a percentage of turnover was 29.4%, down 1.0 percentage points in Sterling terms and down 0.9 percentage points in CER terms compared with Q3 2016. This reflected a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as in Vaccines a favourable year-on-year comparison with inventory adjustments in Q3 2016. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 29.1% of turnover, 0.1 percentage points higher in Sterling terms than in Q3 2016 and flat on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, integration benefits in Vaccines and Consumer Healthcare. This was offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £898 million (11.4% of turnover), 3% AER higher than Q3 2016 and 1% higher in CER terms. This primarily reflected increased investment in the progression of a number of mid and late-stage programmes, partly offset by continued benefits from cost reduction programmes.

Royalty income
Royalty income was £107 million (Q3 2016: £107 million).

Operating profit by business
Pharmaceuticals operating profit was £1,426 million, 2% AER higher than in Q3 2016 and 1% higher in CER terms on a turnover increase of 2% CER. The operating margin of 34.0% was 0.3 percentage points lower than in Q3 2016 on a Sterling and CER basis. This reflected increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio. This was partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, as well as continued cost reduction benefits from the Group’s Pharmaceuticals restructuring programme.

Vaccines operating profit was £698 million, 9% AER higher than in Q3 2016 and 5% higher in CER terms on flat turnover at CER. The operating margin of 41.3% was 1.6 percentage points higher than in Q3 2016 on a Sterling basis and 1.9 percentage points higher on a CER basis. This was primarily driven by improved product mix and a favourable year-on-year comparison with inventory adjustments in Q3 2016 together with continued restructuring and integration benefits. This was partly offset by increased SG&A resources to support business growth and new launches and lower royalty income.

Consumer Healthcare Adjusted operating profit was £392 million, 30% AER higher than in Q3 2016 and 19% higher in CER terms on a turnover increase of 2% CER. The operating margin of 20% was 3.9 percentage points higher than in Q3 2016 on a Sterling basis and 2.6 percentage points higher on a CER basis. This reflected the benefit from the sell-in of Cold & Flu products ahead of the winter season, with an improved gross margin reflecting benefits from supply chain savings programmes and pricing, together with efficiencies and integration synergies within SG&A ahead of the seasonal investment programme.

Net finance costs
Net finance expense was £177 million compared with £160 million in Q3 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £482 million and represented an effective Adjusted tax rate of 21.0% (Q3 2016: 20.8%). See ‘Taxation’ on page 47 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £228 million (Q3 2016: £157 million), including the non-controlling interest allocations of Consumer Healthcare profits of £105 million (Q3 2016: £73 million) and the allocation of ViiV Healthcare profits, of £117 million (Q3 2016: £86 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in Q3 2016.

Earnings per share
Adjusted EPS of 32.5p was up 3% AER, but flat CER, compared with a 5% increase in Adjusted operating profit at CER.

Financial performance – 9 months 2017

The Total results for the Group are set out below.

	9 months 2017 £m	9 months 2016 £m	Growth £%	Growth CER%

Turnover	22,547	20,303	11	3

Cost of sales	(7,784)	(6,782)	15	9

Gross profit	14,763	13,521	9	-

Selling, general and administration	(7,139)	(6,655)	7	(1)
Research and development	(3,267)	(2,625)	24	18
Royalty income	287	281	2	(2)
Other operating income/(expense)	(1,069)	(2,519)

Operating profit	3,575	2,003	78	52

Finance income	49	52
Finance expense	(580)	(543)
Profit on disposal of associates	28	-
Share of after tax profits of associates and joint ventures	11	4

Profit before taxation	3,083	1,516	>100	69

Taxation	(551)	(771)
Tax rate %	17.9%	50.9%

Profit after taxation	2,532	745	>100	>100

Profit attributable to non-controlling interests	454	90
Profit attributable to shareholders	2,078	655

	2,532	745	>100	>100

Earnings per share	42.5p	13.5p	>100	>100

Cost of sales
Cost of sales as a percentage of turnover was 34.5%, up 1.1 percentage points in Sterling terms and up 1.8 percentage points in CER terms compared with 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes including non-cash write downs as a result of plant closures and the write down of assets related to the progressive withdrawal of Tanzeum, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued supply chain investments. This was partly offset by a more favourable product mix in Pharmaceuticals, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as in Vaccines the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016, as well as a continued contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 31.7% of turnover, 1.1 percentage points lower than in 2016 in Sterling terms and 1.2 percentage points lower on a CER basis. This primarily reflected lower restructuring costs and tight control of ongoing operating costs, particularly in Consumer Healthcare, as well as continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £3,267 million (14.5% of turnover), 24% higher than in 2016 on a Sterling basis and 18% higher on a CER basis. This reflected the impact of the Priority Review Voucher in Q2 2017 as well as increased investment in the progression of a number of mid and late-stage programmes. In addition, there were higher restructuring costs, primarily as a result of the provision for future clinical obligations as a result of the progressive withdrawal of Tanzeum and the decision to terminate the rights to sirukumab.

Royalty and other operating income/(expense)
Net other operating expense of £782 million (2016: £2,238 million expense) primarily reflected the £1,297 million net total of further accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by updated trading forecasts and changes in exchange rate assumptions as well as the unwinding of the discount applied to these future liabilities. This compares with £3,043 million of equivalent transaction-related charges over the same period in 2016. These charges were partly offset by the gain of £247 million on disposal of the anaesthesia business to Aspen and royalty income of £287 million (2016: £281 million).

Operating profit
Total operating profit was £3,575 million in the 9 months to September 2017 compared with £2,003 million over the same period in 2016. Operating profit benefited from improved operating leverage driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in all three businesses. There was also a favourable year-on-year comparison with inventory adjustments in 2016 and the benefit of a one-off settlement in cost of sales in Vaccines as well as continued tight control of ongoing costs and benefits from restructuring and integration across all three businesses. This was offset by the impact of the Priority Review Voucher, as well as an overall increase in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments. In addition, 2017 reflected a reduced impact from accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, and the gain on the disposal of the anaesthesia business.

Net finance costs
Net finance expense was £531 million compared with £491 million in 2016, the increase primarily reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
A tax charge of £551 million on Total profit represented an effective tax rate of 17.9% (2016: 50.9%) and reflected the differing tax effects of the various adjusting items, including restructuring charges.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £454 million (2016: £90 million), including the non-controlling interest allocations of Consumer Healthcare profits of £197 million (2016: £124 million) and the allocation of ViiV Healthcare profits, which increased to £226 million (2016: £(48) million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation in ViiV Healthcare profits primarily reflect the negative impact of higher re-measurement charges in 2016. The increase in allocation also reflected comparison with the reduction in 2016 in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests.

Earnings per share
The Total earnings per share was 42.5p, compared with earnings per share of 13.5p in 2016. The increase primarily reflected a reduced impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, as well as improved performance and the benefit of the disposal of the anaesthesia business to Aspen.

Adjusting items

	9 months 2017			9 months 2016 (revised)

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Total results	3,575	2,532	42.5	2,003	745	13.5

Intangible asset amortisation	444	344	7.1	444	341	7.0
Intangible asset impairment	421	296	6.1	(9)	(6)	(0.1)
Major restructuring costs	872	626	12.8	573	461	9.4
Transaction-related items	1,358	1,206	21.7	3,057	2,764	50.0
Divestments, significant legal and other items	(140)	(271)	(5.6)	(424)	(231)	(4.7)

Adjusting items	2,955	2,201	42.1	3,641	3,329	61.6

Adjusted results	6,530	4,733	84.6	5,644	4,074	75.1

Full reconciliations between Total results and Adjusted results are set out on pages 55 to 58 and the definition of Adjusted results is set out on page 33.

Intangible asset and amortisation and impairment
Intangible asset amortisation was £444 million, compared with £444 million in 2016. Intangible asset impairments of £421 million (2016: £9 million reversal) included impairments related to the progressive withdrawal of Tanzeum and a number of commercial and R&D assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges of £872 million have been incurred (2016: £573 million). Non-cash charges were £375 million, primarily reflecting the write down of assets as a result of the decision to withdraw Tanzeum and terminate rights of sirukumab arising from the establishment of the Group’s new business priorities, as well as the write down of assets from reductions in the site network. Cash charges were £497 million, including charges as a result of the decisions to withdraw Tanzeum and terminate rights to sirukumab. Cash payments made were £449 million (2016: £798 million), including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £4.6 billion, of which cash charges are £3.5 billion. Cash payments of £3.0 billion have been made to date. Non-cash charges are £1.1 billion.

An extension to the existing combined programme was agreed by the Board in July 2017, with total cash charges of the combined programme now expected to be approximately £4.1 billion and non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.6 billion of annual savings on a moving annual total basis, including a currency benefit of £0.4 billion. The extended programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated £0.4 billion of currency benefits. In 2017, approximately £600 million of cash charges are expected in addition to the settlement of cash charges accrued at the end of 2016, along with some non-cash charges.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,358 million (2016: £3,057 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.

Charge/(credit)	9 months 2017 £m	9 months 2016 £m

Consumer Healthcare Joint Venture put option	823	1,000
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	405	1,489
ViiV Healthcare put options and Pfizer preferential dividends	(86)	540
Contingent consideration on former Novartis Vaccines business	157	7
Other adjustments	59	21

Total transaction-related charges	1,358	3,057

The aggregate impact of unwinding the discount on these future and potential liabilities was £734 million (2016: £649 million), including £395 million on the Consumer Healthcare Joint Venture put option and £304 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. The remaining charge of £624 million was driven by adjustments to trading forecasts and the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as changes to the multiples used in the valuation of the Consumer Healthcare Joint Venture put option.

Contingent consideration cash payments which are made to Shionogi and other companies, reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the nine months to September amounted to £492 million (2016: £285 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £485 million (2016: £280 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 53.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of the anaesthesia business to Aspen of £247 million, a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £60 million (2016: £50 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £184 million (2016: £77 million).

Adjusted results

	9 months 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	22,547	100	11	3

Cost of sales	(6,513)	(28.9)	6	-
Selling, general and administration	(6,921)	(30.7)	9	1
Research and development	(2,870)	(12.7)	17	11
Royalty income	287	1.3	2	(2)

Adjusted operating profit	6,530	29.0	16	5

Adjusted profit before tax	6,019		17	5
Adjusted profit after tax	4,733		16	4
Adjusted profit attributable to shareholders	4,132		13	2

Adjusted earnings per share	84.6p		13	2

Adjusted operating profit by business	9 months 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	6,353	49.9	13	3
Pharmaceuticals R&D	(2,023)		16	10

Total Pharmaceuticals	4,330	34.0	11	-
Vaccines	1,413	35.8	23	14
Consumer Healthcare	1,071	18.3	27	10

	6,814	30.2	16	4
Corporate & other unallocated costs	(284)

Adjusted operating profit	6,530	29.0	16	5

Adjusted operating profit
Adjusted operating profit was £6,530 million, 16% AER higher than in 2016 and 5% higher in CER terms on a turnover increase of 3%. The Adjusted operating margin of 29.0% was 1.2 percentage points higher than in 2016 and 0.4 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth across all three businesses, particularly Vaccines, and a more favourable mix in all three businesses, together with the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016 in Vaccines, continued tight control of ongoing costs across all three businesses as well as benefits from restructuring and integration. This was offset by the impact of the Priority Review Voucher in Q2 2017 as well as other increases in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales
Cost of sales as a percentage of turnover was 28.9%, down 1.4 percentage points in Sterling terms and down 0.8 percentage points in CER terms compared with 2016. This reflected a more favourable product mix across all three businesses, particularly in Pharmaceuticals, including the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as favourable product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016 in Vaccines. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 30.7% of turnover, 0.5 percentage points lower in Sterling terms than in 2016 and 0.6 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £2,870 million (12.7% of turnover), 17% AER higher than 2016 and 11% higher in CER terms, reflecting the impact of the Priority Review Voucher in Q2 2017 as well as increased investment in the progression of a number of mid and late-stage programmes and the costs of the BMS HIV programmes acquired in February 2016.

Royalty income
Royalty income was £287 million (2016: £281 million).

Operating profit by business
Pharmaceuticals operating profit was £4,330 million, 11% AER higher than in 2016 and flat in CER terms on a turnover increase of 3% CER. The operating margin of 34.0% was 0.3 percentage points higher than in 2016 on a Sterling basis but 0.9 percentage points down on a CER basis. This primarily reflected increased R&D investment including the impact of the Priority Review Voucher in Q2 2017. The operating margin also reflected increased investment in new product support, as well as the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme.

Vaccines operating profit was £1,413 million, 23% AER higher than in 2016 and 14% higher in CER terms on a turnover increase of 5% CER. The operating margin of 35.8% was 2.5 percentage points higher than in 2016 on a Sterling basis and 2.7 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from the strong sales growth, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in 2016, together with continued restructuring and integration benefits. This was partly offset by increased SG&A resources to support business growth and new launches, increased supply chain costs and lower royalty income.

Consumer Healthcare Adjusted operating profit was £1,071 million, 27% AER higher than in 2016 and 10% higher in CER terms on a turnover increase of 2%. The Adjusted operating margin of 18.3% was 2.5 percentage points higher than in 2016 and 1.4 percentage points higher on a CER basis, reflecting an improvement in gross margin, including benefits from pricing, tight control of costs, integration synergies, principally in SG&A, and the later phasing of R&D expenditure, partly offset by increased investment in power brands.

Net finance costs
Net finance expense was £522 million compared with £482 million in 2016, the increase primarily reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £1,286 million and represented an effective Adjusted tax rate of 21.4% (2016: 21.1%). The increase in the effective rate reflected the Group’s changing earnings mix. See ‘Taxation’ on page 47 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £601 million (2016: £425 million), including the non-controlling interest allocations of Consumer Healthcare profits of £259 million (2016: £185 million) and the allocation of ViiV Healthcare profits, which increased to £311 million (2016: £231 million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in 2016.

Earnings per share
Adjusted EPS of 84.6p was up 13% AER, 2% CER compared with a 5% CER increase in Adjusted operating profit.

Currency impact on Q3 2017 and 9 months 2017 results
The 9 months 2017 results are based on average exchange rates, principally £1/$1.28, £1/€1.15 and £1/Yen 144. Comparative exchange rates are given on page 49. The period-end exchange rates were £1/$1.34, £1/€1.13 and £1/Yen 151.

In the quarter, turnover increased 4% in Sterling terms and 2% CER. Total earnings per share was 24.8p compared with earnings per share of 16.6p in Q3 2016 and Adjusted EPS was 32.5p compared with 31.7p in Q3 2016, up 3% AER, and flat CER. The positive currency impact reflected the weakness of Sterling against many of the Group’s trading currencies relative to Q3 2016. Settlement of intercompany transactions had around one percentage point negative impact on the positive currency impact of 3 percentage points on adjusted EPS.

In the 9 months to September 2017, turnover increased 11% in Sterling terms and 3% CER. Total EPS was 42.5p compared with earnings per share of 13.5p in 2016 and Adjusted EPS was 84.6p compared with 75.1p in 2016, up 13% AER, 2% CER. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to 2016. Settlement of intercompany transactions had around one percentage point negative impact on the positive currency impact of 11 percentage points on adjusted EPS.

2017 guidance for Adjusted EPS
With no Advair generic expected in the US in 2017, GSK continues to expect 2017 Adjusted EPS growth to be 3% to 5% CER.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options. It should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 53.

If exchange rates were to hold at the closing rates on 30 September 2017 ($1.34/£1, €1.13/£1 and Yen 151/£1) for the rest of 2017, the estimated positive impact on full-year 2017 Sterling turnover growth would be around 5% and if no further exchange gains or losses were recognised in 2017, the estimated positive impact on 2017 Sterling Adjusted EPS growth would be around 7%.

Cash generation and conversion

Cash flow and net debt

	Q3 2017	9 months 2017	9 months 2016

Net cash inflow from operating activities (£m)	1,897	4,049	3,506
Free cash flow* (£m)	1,276	1,644	1,272
Free cash flow growth (%)	6%	29%	>100%
Free cash flow conversion* (%)	>100%	79%	>100%
Net debt (£m)	14,209	14,209	14,663

*	Free cash flow and free cash flow conversion are defined on page 33.

Q3 2017
The net cash inflow from operating activities for the quarter was £1,897 million (Q3 2016: £1,767 million). The increase primarily reflected an improved operating profit, a positive currency benefit and a benefit from the timing of payments for returns and rebates, together with a reduction in inventory and a lower increase in receivables from improved collections, partly offset by increased contingent consideration payments and legal settlements.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £186 million, of which £163 million was recognised in cash flows from operating activities and £23 million was recognised in purchases of businesses within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,276 million for the quarter (Q3 2016: £1,209 million). The increase primarily reflected an improved operating profit, a positive currency benefit and a benefit from the timing of payments for returns and rebates, together with a reduction in inventory and a lower increase in receivables from improved collections, partly offset by increased contingent consideration payments and legal settlements, as well as higher dividends to non-controlling interests, which included a catch-up adjustment.

9 months 2017
The net cash inflow from operating activities for the 9 months was £4,049 million (2016: £3,506 million). The increase reflected improved operating profit performance, as well as a positive currency benefit, partly offset by increased working capital reflecting seasonal factors and the building of inventory in advance of new product launches and increased contingent consideration payments and legal settlements.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £485 million, of which £424 million was recognised in cash flows from operating activities and £61 million was recognised in purchases of businesses within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,644 million for the 9 months (2016: £1,272 million). The increase primarily reflected improved operating profit performance, as well as a positive currency benefit, partly offset by increased working capital reflecting seasonal factors and the building of inventory in advance of new product launches, increased contingent consideration payments and legal settlements, as well as increased dividends to non-controlling interests. 2016 free cash flow was also impacted by the costs of acquiring the HIV Clinical assets from BMS for £221 million.

Net debt
At 30 September 2017, net debt was £14.2 billion, compared with £13.8 billion at 31 December 2016, comprising gross debt of £19.0 billion and cash and liquid investments of £4.8 billion. Net debt increased as the cost of dividends paid to shareholders of £2,977 million more than offset the improved free cash flow of £1,644 million and disposal proceeds of £356 million, together with favourable translation movements.

At 30 September 2017, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £4,740 million with no loans repayable in the subsequent year.

Working capital

	30 September 2017	30 June 2017	31 March 2017	31 December 2016	30 September 2016

Working capital conversion cycle* (days)	210	207	203	193	216
Working capital percentage of turnover (%)	25	24	23	22	27

*	Working capital conversion cycle is defined on page 33.

The increase of three days in Q3 2017 was predominantly due to an increase in receivables levels reflecting increased seasonal sales in Q3, partly offset by reduced inventory levels.

The reduction of six days compared with September 2016 primarily reflected the impact of exchange rates.

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for 2017 of 19 pence per share (Q3 2016: 19 pence per share).

GSK expects to pay an annual ordinary dividend of 80p for 2017.

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 January 2018. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 9 November 2017, with a record date of 10 November 2017 and a payment date of 11 January 2018.

	Paid/ payable	Pence per share	£m

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	925
Third interim	12 January 2017	19	925
Fourth interim	13 April 2017	23	1,124

		80	3,897

GSK made no share repurchases during the quarter. The company issued 0.2 million shares under employee share schemes amounting to £3 million (Q3 2016: £48 million).

The weighted average number of shares for Q3 2017 was 4,890 million, compared with 4,865 million in Q3 2016.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. With effect from 1 January 2017, depreciation is reported within the central support functions rather than against individual business units. Comparative information has been revised accordingly. R&D expenditure for Q3 2017 and the nine months is analysed below.

	Q3 2017 £m	Q3 2016 (revised) £m	Growth £%	Growth CER%

Discovery	221	201	10	8
Development	339	329	3	2
Facilities and central support functions	119	128	(7)	(8)

Pharmaceuticals	679	658	3	2
Vaccines	164	157	4	1
Consumer Healthcare	55	61	(10)	(10)

Adjusted R&D	898	876	3	1
Amortisation and impairment of intangible assets	74	11
Major restructuring costs	68	28
Other items	7	7

Total R&D	1,047	922	14	11

	9 months 2017 £m	9 months 2016 (revised) £m	Growth £%	Growth CER%

Discovery	730	569	28	22
Development	1,115	865	29	22
Facilities and central support functions	396	404	(2)	(6)

Pharmaceuticals	2,241	1,838	22	16
Vaccines	460	436	6	(3)
Consumer Healthcare	169	177	(5)	(9)

Adjusted R&D	2,870	2,451	17	11
Amortisation and impairment of intangible assets	121	31
Major restructuring costs	253	128
Other items	23	15

Total R&D	3,267	2,625	24	18

In Q3 2017, Adjusted R&D expenditure increased 3% AER, 1% CER and in the 9 months 2017 Adjusted R&D expenditure increased 17% AER, 11% CER. The lower growth rate in Q3 compared with previous quarters was driven by ViiV Healthcare’s utilisation of the Priority Review Voucher in Q2, which also impacted Development growth. The growth in Development expenditure was driven by the progression of a number of mid and late-stage programmes in HIV, Respiratory and Anaemia. The continuing high growth of Discovery expenditure reflected further investment in the early stage Oncology portfolio.

R&D pipeline

Key Pharmaceuticals assets
At our Business update to investors on 26 July, we confirmed an increased focus on delivery of several key assets in our Pharmaceuticals pipeline. We remain focused on delivering value and continue to evaluate and explore the best route to market for these assets, including potential options for partnering or collaborations.

Pipeline news flow since Q2 2017:

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company. The focus of GSK Vaccines’ pipeline is to maintain GSK’s meningococcal meningitis market leadership with both licensed and candidate vaccines. In addition, we are pursuing a full RSV portfolio for infants, maternal immunisation and immunisations for older adults, with different approaches tailored to the specific segments. This portfolio has the potential to deliver a series of first and/or best in class vaccines. In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Shingrix
● On 13 October, GSK announced the first approval of Shingrix in Canada for the prevention of shingles in people aged 50 years and over;

● On 20 October, the US FDA approved Shingrix for the prevention of shingles (herpes zoster) in adults aged 50 years and older.

Respiratory
GSK has been a leader in respiratory disease for over 45 years. We remain at the cutting-edge of scientific research into respiratory medicine, working in collaboration with patients and the scientific community to offer innovative medicines aimed at helping to treat patients’ symptoms and reduce the risk of their disease worsening. While respiratory diseases are clinically distinct, there are important pathophysiological features that span them, and our ambition is to have the most comprehensive portfolio of medicines to address a diverse range of respiratory diseases. To achieve this, we are focusing on targeting the underlying disease-driving biological processes to develop medicines with applicability across multiple respiratory diseases. This approach requires extensive bioinformatics, data analytic capabilities, careful patient selection and stratification by phenotype in our clinical trials.

Trelegy Ellipta
●
On 15 September, the EMA Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion recommending marketing authorisation for Trelegy Ellipta (FF/UMEC/VI) as a maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD) who are not adequately treated by a combination of an inhaled corticosteroid and a long-acting beta2-agonist. A final decision by the European Commission is anticipated by around the end of 2017;

●
On 18 September, FDA approved Trelegy Ellipta for the long-term, once-daily, maintenance treatment of patients with COPD, including chronic bronchitis and/or emphysema, who are on a fixed-dose combination of fluticasone furoate and vilanterol for airflow obstruction and reducing exacerbations, in whom additional treatment of airflow obstruction is desired, or for patients who are already receiving umeclidinium and a fixed-dose combination of fluticasone furoate and vilanterol;

●
On 20 September, GSK and Innoviva announced positive headline results from the landmark Phase III IMPACT study of Trelegy Ellipta. The IMPACT study, which involved 10,355 patients, met its primary endpoint demonstrating statistically significant reductions in the annual rate of on-treatment moderate/severe exacerbations for Trelegy Ellipta when compared with Relvar/Breo Ellipta and with Anoro Ellipta.

Mepolizumab
●
On 12 September, GSK announced the publication in the New England Journal of Medicine of full results from the Phase III studies for mepolizumab in COPD. Based on the full data, discussions with external experts and the recognised unmet medical need in this patient population, regulatory filings are planned for 2017.

Relvar/Breo Ellipta
●
On 11 September, GSK and Innoviva announced that positive results from the Salford Lung Study (SLS) in asthma were simultaneously published in The Lancet and presented at the European Respiratory Society (ERS) International Congress in Milan.

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases – our scientists discovered amoxycillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir). Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases. Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (two drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

● There has been no news on the assets in this area since the Q2 2017 Results Announcement.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions. While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality. There is significant unmet need for improved treatment options for immuno-inflammatory diseases in terms of higher levels of remission and more durable maintenance of benefit. To discover the next breakthrough for immune-mediated diseases, we are working to develop transformational medicines that could potentially alter the course of inflammatory disease and induce sustainable remission. Our highly innovative discovery programme focuses on cytokines, chemokines and complement, epigenetics, T-cell biology and pattern recognition receptors.

Benlysta
●
On 15 September, EMA CHMP issued a positive opinion recommending approval for a new self-injectable subcutaneous formulation of Benlysta as an add-on therapy in adult patients with active autoantibody-positive systemic lupus erythematosus (SLE) with a high degree of disease activity despite standard therapy;

● On 27 September, the Japanese Ministry of Health, Labour and Welfare (MHLW) approved Benlysta for the treatment of adult patients with SLE who are inadequate responders to existing therapies.

Oncology
Cancer is one of the leading causes of death in the developed world. GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival. GSK’s pipeline is focused on immuno-oncology, cell therapy, and epigenetics. Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

3377794 (NY-ESO-1 T-cell therapy)
● On 7 September, GSK announced that it has exercised the option to obtain an exclusive global licence from Adaptimmune for a T-cell receptor therapy targeting NY-ESO-1 (GSK 3377794).

2857916 (BCMA antibody-drug conjugate)
● At their October meeting, the CHMP granted PRIME designation for 2857916 for relapsed and refractory multiple myeloma

● We expect that new positive headline data for ‘916 in multiple myeloma will be presented at an upcoming scientific conference.

Future pipeline optionality
To retain scientific optionality outside of the four core areas, we have established three groups primarily focused on early stage activities in areas where the emerging science suggests the potential to develop future transformational medicines. These include Neuroscience, where GSK has several highly competitive programmes in the areas of neurodegeneration and neuro-excitation; Exploratory discovery, where we are pursuing novel targets in new pathways and emerging areas of science, and Global health discovery, with a particular focus on diseases of the developing world and other areas of global health.

● There has been no news on the assets in this area since the Q2 2017 Results Announcement.

Definitions

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure.

As announced on 11 April 2017 in the ‘Change to financial reporting framework’ press release, from Q1 2017 core results has been renamed Adjusted results and, instead of all legal charges and expenses, only significant legal charges and expenses are excluded in order to present Adjusted results. All other legal charges and expenses are included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters. Any new significant legal matters excluded in order to present Adjusted results will be disclosed at the time.

Adjusted results now exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items.

GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between Total and Adjusted results, as set out on pages 16, 22 and 55 to 58, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Free cash flow
From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period.

Free cash flow, which is a non-IFRS measure, is now defined as the net cash inflow from operating activities less capital expenditure, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment, and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 52.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2017 guidance and 2016-2020 outlook
In outlining the expectations for 2017 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group expects at least £6 billion of revenues per annum on a CER basis in 2018 from products launched since 2013 including contributions from the current pipeline asset Shingrix.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment. The 2017 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER). Some moderate upward pressure on the Group’s effective tax rate is expected over the next few years.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2016. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sarah Webster	+44 (0) 20 8047 0246	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q3 2017 £m	Q3 2016 £m	9 months 2017 £m	9 months 2016 £m

TURNOVER	7,843	7,542	22,547	20,303

Cost of sales	(2,652)	(2,525)	(7,784)	(6,782)

Gross profit	5,191	5,017	14,763	13,521

Selling, general and administration	(2,308)	(2,292)	(7,139)	(6,655)
Research and development	(1,047)	(922)	(3,267)	(2,625)
Royalty income	107	107	287	281
Other operating income/(expense)	(66)	(479)	(1,069)	(2,519)

OPERATING PROFIT	1,877	1,431	3,575	2,003

Finance income	13	16	49	52
Finance expense	(194)	(179)	(580)	(543)
Profit on disposal of associates	8	-	28	-
Share of after tax profits of associates and joint ventures	7	6	11	4

PROFIT BEFORE TAXATION	1,711	1,274	3,083	1,516

Taxation	(316)	(389)	(551)	(771)
Tax rate %	18.5%	30.5%	17.9%	50.9%

PROFIT AFTER TAXATION FOR THE PERIOD	1,395	885	2,532	745

Profit attributable to non-controlling interests	183	77	454	90
Profit attributable to shareholders	1,212	808	2,078	655

	1,395	885	2,532	745

EARNINGS PER SHARE	24.8p	16.6p	42.5p	13.5p

Diluted earnings per share	24.6p	16.5p	42.1p	13.4p

Statement of comprehensive income – three months ended 30 September 2017

	Q3 2017 £m	Q3 2016 £m

Profit for the period	1,395	885

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(24)	71
Fair value movements on available-for-sale investments	(38)	84
Reclassification of fair value movements on available-for-sale investments	(11)	(115)
Deferred tax on fair value movements on available-for-sale investments	(11)	(6)
Deferred tax reversed on reclassification of available-for-sale investments	1	6
Fair value movements on cash flow hedges	(3)	3
Deferred tax on fair value movements on cash flow hedges	-	2
Reclassification of cash flow hedges to income statement	-	(5)
Share of other comprehensive expense of associates and joint ventures	-	(2)

	(86)	38

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(146)	124
Re-measurement gains/(losses) on defined benefit plans	255	(463)
Deferred tax on re-measurement gains/(losses) on defined benefit plans	(53)	71

	56	(268)

Other comprehensive expense for the period	(30)	(230)

Total comprehensive income for the period	1,365	655

Total comprehensive income for the period attributable to:
Shareholders	1,328	454
Non-controlling interests	37	201

	1,365	655

Statement of comprehensive income – nine months ended 30 September 2017

	9 months 2017 £m	9 months 2016 £m

Profit for the period	2,532	745

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	538	993
Fair value movements on available-for-sale investments	15	243
Reclassification of fair value movements on available-for-sale investments	(38)	(250)
Deferred tax on fair value movements on available-for-sale investments	(15)	9
Deferred tax reversed on reclassification of available-for-sale investments	10	50
Fair value movements on cash flow hedges	(5)	12
Deferred tax on fair value movements on cash flow hedges	(1)	-
Reclassification of cash flow hedges to income statement	2	(11)

	506	1,046

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(147)	555
Re-measurement gains/(losses) on defined benefit plans	440	(1,219)
Deferred tax on re-measurement gains/(losses) on defined benefit plans	(102)	255

	191	(409)

Other comprehensive income for the period	697	637

Total comprehensive income for the period	3,229	1,382

Total comprehensive income for the period attributable to:
Shareholders	2,922	737
Non-controlling interests	307	645

	3,229	1,382

Pharmaceuticals turnover – three months ended 30 September 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,611	1	-	813	1	(1)	334	2	(1)	464	2	3
Anoro Ellipta	86	62	57	58	61	56	18	80	70	10	43	43
Arnuity Ellipta	7	>100	>100	6	80	80	-	-	-	1	>(100)	>(100)
Avamys/Veramyst	60	(6)	(5)	2	(67)	(67)	15	(6)	(6)	43	2	5
Flixotide/Flovent	125	(21)	(22)	65	(34)	(34)	18	(10)	(10)	42	8	5
Incruse Ellipta	56	>100	>100	39	>100	>100	13	>100	>100	4	>100	>100
Nucala	91	>100	>100	61	>100	>100	20	>100	>100	10	>100	>100
Relvar/Breo Ellipta	225	44	43	127	49	47	49	40	37	49	36	39
Seretide/Advair	743	(13)	(15)	388	(13)	(15)	164	(16)	(18)	191	(11)	(11)
Ventolin	159	(13)	(13)	66	(29)	(29)	31	3	(3)	62	5	8
Other	59	-	7	1	>(100)	>(100)	6	(27)	(3)	52	(2)	2

HIV	1,093	16	13	681	21	18	283	4	(1)	129	24	24
Epzicom/Kivexa	51	(64)	(65)	2	(94)	(94)	26	(58)	(59)	23	(27)	(29)
Selzentry	31	(3)	(3)	17	(1)	(4)	11	7	3	3	(37)	(16)
Tivicay	364	46	41	244	47	42	80	31	25	40	80	81
Triumeq	621	33	29	405	29	26	158	34	28	58	58	57
Other	26	(44)	(47)	13	(29)	(30)	8	(64)	(64)	5	(33)	(41)

Immuno-inflammation	95	12	8	85	10	6	7	40	20	3	-	33
Benlysta	94	27	24	85	29	24	7	40	20	2	(33)	33

Established Pharmaceuticals	1,391	(4)	(4)	252	(4)	(7)	322	(15)	(18)	817	1	4
Dermatology	115	20	19	2	(60)	(60)	40	11	6	73	33	35
Augmentin	148	3	3	-	-	-	41	-	(5)	107	4	6
Avodart	144	(11)	(11)	3	(70)	(70)	66	(19)	(20)	75	7	9
Coreg	37	16	12	37	16	13	-	-	-	-	-	-
Eperzan/Tanzeum	22	(24)	(28)	20	(29)	(25)	1	-	>(100)	1	-	-
Imigran/Imitrex	38	(25)	(27)	16	(41)	(44)	16	-	-	6	(25)	(25)
Lamictal	167	6	5	86	10	9	27	(7)	(14)	54	8	10
Requip	26	(13)	(13)	2	(33)	-	6	(14)	(14)	18	(10)	(15)
Serevent	23	(8)	(8)	13	-	-	8	-	(13)	2	(50)	(25)
Seroxat/Paxil	46	(19)	(19)	-	-	-	10	-	-	36	(10)	(10)
Valtrex	34	13	13	7	>100	>100	8	14	-	19	(5)	-
Zeffix	21	(34)	(34)	-	-	-	1	(50)	(50)	20	(33)	(33)
Other	570	(5)	(4)	66	16	5	98	(30)	(32)	406	-	4
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,190	3	2	1,831	7	4	946	(4)	(7)	1,413	3	5
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – nine months ended 30 September 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	5,095	11	3	2,550	13	4	1,076	5	(2)	1,469	12	4
Anoro Ellipta	233	77	63	157	74	60	49	88	77	27	69	56
Arnuity Ellipta	23	>100	>100	22	>100	>100	-	-	-	1	>100	>100
Avamys/Veramyst	216	4	(4)	1	(94)	(94)	59	5	(2)	156	17	8
Flixotide/Flovent	434	(3)	(10)	232	(12)	(19)	69	3	(4)	133	14	7
Incruse Ellipta	140	84	71	93	60	48	36	>100	>100	11	>100	>100
Nucala	223	>100	>100	153	>100	>100	46	>100	>100	24	>100	>100
Relvar/Breo Ellipta	710	72	59	421	90	75	148	51	41	141	52	41
Seretide/Advair	2,343	(7)	(13)	1,203	(5)	(13)	552	(13)	(19)	588	(2)	(9)
Ventolin	552	2	(5)	269	(4)	(12)	96	5	(1)	187	11	5
Other	221	11	5	(1)	-	>(100)	21	(5)	(9)	201	12	6

HIV	3,194	26	16	1,983	32	22	822	10	1	389	36	26
Epzicom/Kivexa	192	(58)	(61)	23	(86)	(87)	97	(52)	(56)	72	(20)	(26)
Selzentry	98	7	(1)	50	4	(4)	32	(4)	(10)	16	45	38
Tivicay	1,005	52	40	667	51	39	228	38	27	110	94	82
Triumeq	1,808	50	38	1,205	50	38	440	41	30	163	78	63
Other	91	(24)	(31)	38	(18)	(25)	25	(32)	(37)	28	(24)	(33)

Immuno-inflammation	280	23	13	252	22	12	20	33	20	8	33	17
Benlysta	278	28	18	251	28	18	20	33	20	7	17	17

Established Pharmaceuticals	4,167	-	(6)	751	(6)	(13)	1,029	(4)	(11)	2,387	4	-
Dermatology	339	21	14	2	(83)	(83)	122	14	7	215	34	25
Augmentin	444	6	2	-	-	-	136	6	(2)	308	7	4
Avodart	464	(1)	(9)	12	(81)	(83)	233	(1)	(9)	219	27	17
Coreg	111	18	9	111	18	9	-	-	-	-	-	-
Eperzan/Tanzeum	73	(12)	(19)	70	(14)	(20)	3	50	-	-	-	-
Imigran/Imitrex	132	3	(2)	62	-	(5)	50	9	2	20	-	(5)
Lamictal	482	8	-	247	9	1	81	3	(5)	154	8	2
Requip	82	(4)	(9)	10	(9)	(18)	20	(9)	(14)	52	-	(6)
Serevent	72	4	(3)	39	18	9	25	(4)	(12)	8	(20)	(20)
Seroxat/Paxil	137	(10)	(16)	-	-	-	29	(3)	(10)	108	(1)	(6)
Valtrex	97	11	3	16	33	25	23	21	11	58	4	(4)
Zeffix	69	(24)	(27)	1	-	-	4	(20)	(20)	64	(25)	(28)
Other	1,665	(6)	(10)	181	(5)	(13)	303	(19)	(25)	1,181	(2)	(4)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	12,736	10	3	5,536	16	7	2,947	3	(4)	4,253	9	3
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 September 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	298	31	25	143	44	36	103	34	30	52	2	(4)
Bexsero	176	32	26	69	30	23	94	36	32	13	18	9
Menveo	98	56	48	74	61	52	6	50	50	18	38	31
Other	24	(23)	(26)	-	-	-	3	(25)	(25)	21	(22)	(26)

Influenza	343	6	(2)	293	4	(4)	27	50	39	23	(8)	(4)
Fluarix, FluLaval	343	6	(2)	293	4	(4)	27	50	39	23	(8)	(4)

Established Vaccines	1,048	(1)	(5)	380	10	6	301	2	(2)	367	(13)	(16)
Infanrix, Pediarix	196	(12)	(14)	94	(6)	(9)	80	(19)	(21)	22	(4)	(9)
Boostrix	165	4	(1)	99	14	8	44	13	8	22	(33)	(33)

Hepatitis	210	17	13	132	32	28	53	4	-	25	(11)	(14)

Rotarix	157	8	5	34	(8)	(11)	25	39	28	98	8	7

Synflorix	114	(26)	(28)	-	-	-	17	31	31	97	(31)	(33)

Priorix, Priorix Tetra, Varilrix	79	5	2	-	-	-	47	26	20	32	(15)	(16)
Cervarix	37	54	50	-	-	-	8	-	-	29	81	75
Other	90	(12)	(18)	21	5	(5)	27	(6)	(13)	42	(21)	(26)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,689	5	-	816	13	6	431	11	6	442	(11)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – nine months ended 30 September 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	689	41	29	272	35	24	305	50	39	112	33	19
Bexsero	441	51	39	136	36	25	265	56	45	40	82	59
Menveo	209	38	26	136	33	24	29	32	23	44	57	39
Other	39	(15)	(22)	-	-	-	11	(8)	(17)	28	(18)	(24)

Influenza	377	7	(1)	290	3	(5)	32	78	67	55	8	(2)
Fluarix, FluLaval	377	7	(1)	290	3	(5)	32	78	67	55	8	(2)

Established Vaccines	2,886	10	2	933	23	13	877	6	(2)	1,076	5	(3)
Infanrix, Pediarix	586	7	(2)	276	19	10	240	(6)	(12)	70	8	(3)
Boostrix	426	24	14	213	20	10	134	26	16	79	34	24

Hepatitis	532	20	11	302	39	28	152	2	(5)	78	-	(8)

Rotarix	398	10	1	104	7	(1)	70	32	23	224	5	(3)

Synflorix	398	4	(4)	-	-	-	42	20	11	356	3	(6)

Priorix, Priorix Tetra, Varilrix	235	8	-	-	-	-	125	8	-	110	9	1
Cervarix	72	24	16	-	-	-	23	-	(9)	49	44	35
Other	239	(7)	(15)	38	6	(6)	91	(5)	(12)	110	(12)	(20)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	3,952	14	5	1,495	20	11	1,214	15	7	1,243	7	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 September 2017 £m	30 September 2016 £m	31 December 2016 £m
ASSETS
Non-current assets
Property, plant and equipment	10,633	10,971	10,808
Goodwill	5,764	5,865	5,965
Other intangible assets	17,921	18,471	18,776
Investments in associates and joint ventures	175	255	263
Other investments	941	947	985
Deferred tax assets	4,380	3,751	4,374
Other non-current assets	1,313	915	1,199

Total non-current assets	41,127	41,175	42,370

Current assets
Inventories	5,661	5,373	5,102
Current tax recoverable	239	151	226
Trade and other receivables	6,491	7,100	6,026
Derivative financial instruments	163	154	156
Liquid investments	82	85	89
Cash and cash equivalents	4,743	4,614	4,897
Assets held for sale	277	135	215

Total current assets	17,656	17,612	16,711

TOTAL ASSETS	58,783	58,787	59,081

LIABILITIES
Current liabilities
Short-term borrowings	(4,740)	(3,961)	(4,129)
Contingent consideration liabilities	(917)	(474)	(561)
Trade and other payables	(19,840)	(11,240)	(11,964)
Derivative financial instruments	(210)	(200)	(194)
Current tax payable	(1,061)	(1,337)	(1,305)
Short-term provisions	(670)	(925)	(848)

Total current liabilities	(27,438)	(18,137)	(19,001)

Non-current liabilities
Long-term borrowings	(14,294)	(15,401)	(14,661)
Deferred tax liabilities	(1,916)	(1,755)	(1,934)
Pensions and other post-employment benefits	(3,652)	(4,620)	(4,090)
Other provisions	(671)	(566)	(652)
Derivative financial instruments	(1)	-	-
Contingent consideration liabilities	(5,000)	(4,797)	(5,335)
Other non-current liabilities	(982)	(9,513)	(8,445)

Total non-current liabilities	(26,516)	(36,652)	(35,117)

TOTAL LIABILITIES	(53,954)	(54,789)	(54,118)

NET ASSETS	4,829	3,998	4,963

EQUITY
Share capital	1,343	1,341	1,342
Share premium account	3,011	2,905	2,954
Retained earnings	(5,349)	(6,550)	(5,392)
Other reserves	2,289	2,442	2,220

Shareholders’ equity	1,294	138	1,124

Non-controlling interests	3,535	3,860	3,839

TOTAL EQUITY	4,829	3,998	4,963

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			2,078		2,078	454	2,532
Other comprehensive income/(expense) for the period			876	(32)	844	(147)	697
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,954	(32)	2,922	307	3,229
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(621)	(621)
Contribution from non-controlling interests						21	21
Dividends to shareholders			(2,977)		(2,977)		(2,977)
Changes in non-controlling interests						(11)	(11)
Shares issued	1	47			48		48
Shares acquired by ESOP Trusts		10	70	(140)	(60)		(60)
Write-down on shares held by ESOP Trusts			(241)	241			-
Share-based incentive plans			237		237		237
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2017	1,343	3,011	(5,349)	2,289	1,294	3,535	4,829
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the period			655		655	90	745
Other comprehensive income for the period			27	55	82	555	637
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			682	55	737	645	1,382
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(300)	(300)
Dividends to shareholders			(3,925)		(3,925)		(3,925)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			2		2	(90)	(88)
Shares issued	1	74			75		75
Shares acquired by ESOP Trusts				(70)	(70)		(70)
Write-down on shares held by ESOP Trusts			(117)	117	-		-
Share-based incentive plans			218		218		218
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2016	1,341	2,905	(6,550)	2,442	138	3,860	3,998
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – nine months ended 30 September 2017

	9 months 2017 £m	9 months 2016 £m

Profit after tax	2,532	745
Tax on profits	551	771
Share of after tax profits of associates and joint ventures	(11)	(4)
Profit on disposal of interest in associates	(28)	-
Net finance expense	531	491
Depreciation and other adjusting items	2,097	1,150
Increase in working capital	(1,553)	(1,322)
Contingent consideration paid	(427)	(238)
Increase in other net liabilities (excluding contingent consideration paid)	1,250	3,052

Cash generated from operations	4,942	4,645
Taxation paid	(893)	(1,139)

Net cash inflow from operating activities	4,049	3,506

Cash flow from investing activities
Purchase of property, plant and equipment	(1,011)	(943)
Proceeds from sale of property, plant and equipment	142	11
Purchase of intangible assets	(513)	(648)
Proceeds from sale of intangible assets	24	286
Purchase of equity investments	(64)	(71)
Proceeds from sale of equity investments	55	192
Contingent consideration paid	(65)	(47)
Purchase of businesses, net of cash acquired	-	(24)
Disposal of businesses	223	63
Proceeds from disposal of interest in associates	54	-
Investment in associates and joint ventures	(8)	(5)
Interest received	49	48
Dividends from associates and joint ventures	6	43

Net cash outflow from investing activities	(1,108)	(1,095)

Cash flow from financing activities
Issue of share capital	48	75
Shares acquired by ESOP Trusts	(60)	(70)
Increase in long-term loans	2,233	-
Increase in short-term loans	100	1,358
Repayment of short-term loans	(1,544)	(899)
Net repayment of obligations under finance leases	(18)	(14)
Interest paid	(423)	(398)
Dividends paid to shareholders	(2,977)	(3,925)
Contributions from non-controlling interests	21	-
Distributions to non-controlling interests	(611)	(300)
Other financing items	108	(276)

Net cash outflow from financing activities	(3,123)	(4,449)

Decrease in cash and bank overdrafts in the period	(182)	(2,038)

Cash and bank overdrafts at beginning of the period	4,605	5,486
Exchange adjustments	(77)	203
Decrease in cash and bank overdrafts	(182)	(2,038)

Cash and bank overdrafts at end of the period	4,346	3,651

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,743	4,614
Overdrafts	(397)	(963)

	4,346	3,651

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation’ on page 48. Comparative information has been revised accordingly.

Turnover by segment

	Q3 2017 £m	Q3 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	4,190	4,061	3	2
Vaccines	1,689	1,613	5	-
Consumer Healthcare	1,964	1,868	5	2

Total turnover	7,843	7,542	4	2

Operating profit by segment
	Q3 2017 £m	Q3 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	2,083	2,008	4	2
Pharmaceuticals R&D	(657)	(617)	6	5

Pharmaceuticals including R&D	1,426	1,391	2	1
Vaccines	698	641	9	5
Consumer Healthcare	392	301	30	19

Segment profit	2,516	2,333	8	4
Corporate and other unallocated costs	(48)	(35)

Adjusted operating profit	2,468	2,298	7	5
Adjustments	(591)	(867)

Total operating profit	1,877	1,431	31	27

Finance income	13	16
Finance costs	(194)	(179)
Profit on disposal of associates	8	-
Share of after tax profits of associates and joint ventures	7	6

Profit before taxation	1,711	1,274	34	30

Turnover by segment
	9 months 2017 £m	9 months 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	12,736	11,529	10	3
Vaccines	3,952	3,455	14	5
Consumer Healthcare	5,859	5,319	10	2

Total turnover	22,547	20,303	11	3

Operating profit by segment
	9 months 2017 £m	9 months 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	6,353	5,632	13	3
Pharmaceuticals R&D	(2,023)	(1,747)	16	10

Pharmaceuticals including R&D	4,330	3,885	11	-
Vaccines	1,413	1,151	23	14
Consumer Healthcare	1,071	842	27	10

Segment profit	6,814	5,878	16	4
Corporate and other unallocated costs	(284)	(234)

Adjusted operating profit	6,530	5,644	16	5
Adjustments	(2,955)	(3,641)

Total operating profit	3,575	2,003	78	52

Finance income	49	52
Finance costs	(580)	(543)
Profit on disposal of associates	28	-
Share of after tax profits of associates and joint ventures	11	4

Profit before taxation	3,083	1,516	>100	69

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2016.

At 30 September 2017, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.2 billion (31 December 2016: £0.3 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the Q2 2017 Results Announcement.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2016.

The Group’s tax rate on Total profits of 17.9% has been influenced by transaction-related charges arising on the Group’s put option liabilities, costs associated with the withdrawal of Tanzeum and the reassessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions.

The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £482 million and represented an effective Adjusted tax rate of 21.0% (Q3 2016: 20.8%). The tax on Total profits amounted to £316 million and represented an effective tax rate of 18.5% (Q3 2016: 30.5%).

In the 9 months 2017, tax on Adjusted profits amounted to £1,286 million and represented an Adjusted tax rate of 21.4% (2016: 21.1%). The charge for taxation on Total profits amounted to £551 million and represented an effective tax rate of 17.9% (2016: 50.9%).

The Adjusted tax rate for the full year is expected to be in the range of 21-22%. The Group’s balance sheet at 30 September 2017 included a tax payable liability of £1,061 million and a tax recoverable asset of £239 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2017 and should be read in conjunction with the Annual Report 2016, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2016.

As detailed in the definition of Adjusted results on page 33, from Q1 2017 core results has been renamed Adjusted results and only significant legal charges and expenses are excluded, together with the other Adjusting items, in order to present Adjusted results. A reconciliation of Total to the revised Adjusted results for Q3 2016 and the 9 months 2016 are presented on pages 56 and 58. The revision had the effect of decreasing Adjusted operating profit for the 9 months 2016 by £65 million due to the inclusion of non-significant legal charges and expenses in the Pharmaceuticals segment (£19 million) and in Corporate & other unallocated costs (£46 million).

From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period. The impact of the change on the free cash flow for the 9 months 2016 was to reduce the free cash flow by £47 million.

The Group is required to implement a new accounting standard, IFRS 15 ‘Revenue from contracts with customers’, from 1 January 2018. Although GSK continues to assess the impact of IFRS 15 on the results of the Group, it does not expect that the new standard will have a material impact on revenue.

The Group is also required to implement IFRS 9 ‘Financial instruments’ from 1 January 2018. The new standard requires all fair value movements on equity investments to be recognised either in the income statement or in other comprehensive income, on a case-by-case basis, and also introduces a new impairment model for financial assets based on expected losses rather than incurred losses. Although GSK continues to assess the impact of IFRS 9, it does not expect that the new impairment approach will have a material impact on the results of the Group.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2016 were published in the Annual Report 2016, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2017	Q3 2016	9 months 2017	9 months 2016	2016

Average rates:
US$/£	1.30	1.33	1.28	1.39	1.36
Euro/£	1.13	1.17	1.15	1.25	1.23
Yen/£	148	139	144	153	149

Period-end rates:
US$/£	1.34	1.30	1.34	1.30	1.24
Euro/£	1.13	1.16	1.13	1.16	1.17
Yen/£	151	132	151	132	144

During Q3 2017, average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen, compared with the same period in 2016. During the 9 months 2017 average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2016. Period-end Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro.

Weighted average number of shares
	Q3 2017 millions	Q3 2016 millions

Weighted average number of shares – basic	4,890	4,865
Dilutive effect of share options and share awards	45	37

Weighted average number of shares – diluted	4,935	4,902

Weighted average number of shares
	9 months 2017 millions	9 months 2016 millions

Weighted average number of shares – basic	4,884	4,857
Dilutive effect of share options and share awards	47	36

Weighted average number of shares – diluted	4,931	4,893

At 30 September 2017, 4,890 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,866 million shares at 30 September 2016.

Net assets
The book value of net assets decreased by £134 million from £4,963 million at 31 December 2016 to £4,829 million at 30 September 2017. This primarily reflects the impact of the dividends paid in the period exceeding the operating profits and favourable exchange movements.

The carrying value of investments in associates and joint ventures at 30 September 2017 was £175 million, with a market value of £355 million.

At 30 September 2017, the net deficit on the Group’s pension plans was £1,636 million compared with £2,084 million at 31 December 2016. The decrease in the net deficit primarily arose from asset gains during the period partly offset by a decrease in the rate used to discount US pension liabilities from 3.9% to 3.7%.

At 30 September 2017, the post-retirement benefits provision was £1,594 million compared with £1,693 million at 31 December 2016. The decrease in the provision was primarily due to a weaker US Dollar at the period end.

At 30 September 2017, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other payables in Current liabilities was £8,243 million (31 December 2016: £7,420 million reported within Other non-current liabilities). The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare was £1,221 million (31 December 2016: £1,319 million), which is also recorded in Other payables in Current liabilities.

Contingent consideration amounted to £5,917 million at 30 September 2017 (31 December 2016: £5,896 million), of which £5,224 million (31 December 2016: £5,304 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £648 million (31 December 2016: £545 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £213 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 30 September 2017 was £27 million (31 December 2016: £23 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 53.

Of the contingent consideration payable (on a post-tax basis) at 30 September 2017, £917 million (31 December 2016: £561 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the put options and the contingent consideration at 30 September 2017 have been calculated based on the closing exchange rates, primarily US$1.34/£1 and Euro €1.13/£1. The sensitivities to these exchange rates for Consumer Healthcare and ViiV Healthcare put options and the Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are set out below.

Increase/(decrease) in liability	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m	£m

5 cent appreciation of US Dollar	46	33	158	13
5 cent depreciation of US Dollar	(43)	(31)	(146)	(12)
10 cent appreciation of US Dollar	95	69	328	27
10 cent depreciation of US Dollar	(82)	(59)	(282)	(23)
5 cent appreciation of Euro	132	20	43	10
5 cent depreciation of Euro	(121)	(19)	(37)	(9)
10 cent appreciation of Euro	276	42	89	21
10 cent depreciation of Euro	(231)	(36)	(73)	(18)

Movements in contingent consideration are as follows:
	9 months 2017 £m	9 months 2016 £m

Contingent consideration at beginning of the period	5,896	3,855
Additions	-	194
Amount reversed	-	(41)
Re-measurement through income statement	513	1,552
Cash payments: operating cash flows	(427)	(238)
Cash payments: investing activities	(65)	(47)
Other movements	-	(4)

Contingent consideration at end of the period	5,917	5,271

The additions in 2016 reflected the recognition of the preferential dividend payable to Shionogi in relation to ViiV Healthcare and contingent consideration on the acquisition of the BMS HIV programmes. The amount reversed in 2016 relates to a provision that had been made in respect of a small acquisition in 2012 but that was no longer required.

The re-measurement increases in contingent consideration in the period primarily reflected the unwind of the discount on the liabilities and updated forecasts. The cash settlement in the period included £485 million (2016: £280 million) of payments to Shionogi in relation to ViiV Healthcare. These payments are deductible for tax purposes.

At 30 September 2017, the ESOP Trusts held 28.6 million GSK shares against the future exercise of share options and share awards. The carrying value of £183 million has been deducted from other reserves. The market value of these shares was £425 million.

At 30 September 2017, the company held 453.2 million Treasury shares at a cost of £6,381 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2017 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 47.

Reconciliation of cash flow to movements in net debt

	9 months 2017 £m	9 months 2016 £m

Net debt at beginning of the period	(13,804)	(10,727)

Decrease in cash and bank overdrafts	(182)	(2,038)
Increase in long-term loans	(2,233)	-
Net repayment of short-term loans	1,444	(459)
Net repayment of obligations under finance leases	18	14
Exchange adjustments	571	(1,449)
Other non-cash movements	(23)	(4)

Increase in net debt	(405)	(3,936)

Net debt at end of the period	(14,209)	(14,663)

Net debt analysis

	30 September 2017 £m	30 September 2016 £m	31 December 2016 £m

Liquid investments	82	85	89
Cash and cash equivalents	4,743	4,614	4,897
Short-term borrowings	(4,740)	(3,961)	(4,129)
Long-term borrowings	(14,294)	(15,401)	(14,661)

Net debt at end of the period	(14,209)	(14,663)	(13,804)

Free cash flow reconciliation

	Q3 2017 £m	9 months 2017 £m	9 months 2016 (revised) £m

Net cash inflow from operating activities	1,897	4,049	3,506
Purchase of property, plant and equipment	(372)	(1,011)	(943)
Proceeds from sale of property, plant and equipment	17	142	11
Purchase of intangible assets	(124)	(513)	(648)
Net finance costs	(25)	(374)	(350)
Dividends from joint ventures and associates	4	6	43
Contingent consideration paid (reported in investing activities)	(25)	(65)	(47)
Contribution from non-controlling interests	21	21	-
Distributions to non-controlling interests	(117)	(611)	(300)

Free cash flow	1,276	1,644	1,272

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2016. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items and total tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	9 months 2017 £m	9 months 2016 £m

Contingent consideration at beginning of the period	5,304	3,409
Additions	-	154
Re-measurement through income statement	405	1,489
Cash payments: operating cash flows	(424)	(233)
Cash payments: investing activities	(61)	(47)
Other	-	(4)

Contingent consideration at end of the period	5,224	4,768

The additions in 2016 represented the recognition of the preferential dividends payable to Shionogi.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2017, £638 million (31 December 2016: £545 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	30 September 2017 £m	31 December 2016 £m

Pfizer put option	1,221	1,319
Pfizer preferential dividend	27	23

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between total results and adjusted results for Q3 2017 and Q3 2016 and also 9 months 2017 and 9 months 2016 are set out below.

Income statement – Adjusted results reconciliation Three months ended 30 September 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,843						7,843
Cost of sales	(2,652)	137	20	167	24		(2,304)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,191	137	20	167	24		5,539

Selling, general and administration	(2,308)			30		(2)	(2,280)
Research and development	(1,047)	12	62	68		7	(898)
Royalty income	107						107
Other operating income/(expense)	(66)			1	16	49	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,877	149	82	266	40	54	2,468

Net finance costs	(181)			1		3	(177)
Profit on disposal of associates	8					(8)	-
Share of after tax profits of associates and joint ventures	7						7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,711	149	82	267	40	49	2,298

Taxation	(316)	(33)	(15)	(60)	(28)	(30)	(482)
Tax rate %	18.5%						21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,395	116	67	207	12	19	1,816
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	183				45		228

Profit attributable to shareholders	1,212	116	67	207	(33)	19	1,588
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	24.8p	2.4p	1.4p	4.2p	(0.7)p	0.4p	32.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,890						4,890
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 33.

Income statement – Adjusted results reconciliation Three months ended 30 September 2016

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,542						7,542
Cost of sales	(2,525)	154	(9)	66	23	2	(2,289)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,017	154	(9)	66	23	2	5,253

Selling, general and administration	(2,292)			57		49	(2,186)
Research and development	(922)	11		28		7	(876)
Royalty income	107						107
Other operating income/(expense)	(479)				776	(297)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,431	165	(9)	151	799	(239)	2,298

Net finance costs	(163)			1		2	(160)
Share of after tax profits of associates and joint ventures	6						6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,274	165	(9)	152	799	(237)	2,144

Taxation	(389)	(44)	3	(31)	(77)	91	(447)
Tax rate %	30.5%						20.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	885	121	(6)	121	722	(146)	1,697
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	77				80		157

Profit attributable to shareholders	808	121	(6)	121	642	(146)	1,540
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	16.6p	2.5p	(0.1)p	2.4p	13.2p	(2.9)p	31.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,865						4,865
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 33.

Income statement – Adjusted results reconciliation Nine months ended 30 September 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	22,547						22,547
Cost of sales	(7,784)	410	334	466	61	-	(6,513)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	14,763	410	334	466	61	-	16,034

Selling, general and administration	(7,139)			152		66	(6,921)
Research and development	(3,267)	34	87	253		23	(2,870)
Royalty income	287						287
Other operating income/(expense)	(1,069)			1	1,297	(229)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,575	444	421	872	1,358	(140)	6,530

Net finance costs	(531)			3		6	(522)
Profit on disposal of associates	28					(28)	-
Share of after tax profits of associates and joint ventures	11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,083	444	421	875	1,358	(162)	6,019

Taxation	(551)	(100)	(125)	(249)	(152)	(109)	(1,286)
Tax rate %	17.9%						21.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,532	344	296	626	1,206	(271)	4,733
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	454				147		601

Profit attributable to shareholders	2,078	344	296	626	1,059	(271)	4,132
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	42.5p	7.1p	6.1p	12.8p	21.7p	(5.6)p	84.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,884						4,884
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 33.

Income statement – Adjusted results reconciliation Nine months ended 30 September 2016

	Total results £m	Intangible amortisation £m	Intangible impairment	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	20,303						20,303
Cost of sales	(6,782)	413	(9)	162	58	2	(6,156)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	13,521	413	(9)	162	58	2	14,147

Selling, general and administration	(6,655)			283		39	(6,333)
Research and development	(2,625)	31		128		15	(2,451)
Royalty income	281						281
Other operating income/ (expense)	(2,519)				2,999	(480)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,003	444	(9)	573	3,057	(424)	5,644

Net finance costs	(491)			3		6	(482)
Share of after tax profits of associates and joint ventures	4						4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,516	444	(9)	576	3,057	(418)	5,166

Taxation	(771)	(103)	3	(115)	(293)	187	(1,092)
Tax rate %	50.9%						21.1%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	745	341	(6)	461	2,764	(231)	4,074
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	90				335		425

Profit attributable to shareholders	655	341	(6)	461	2,429	(231)	3,649
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	13.5p	7.0p	(0.1)p	9.4p	50.0p	(4.7)p	75.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,857						4,857
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 33.

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information in the Results Announcement of GlaxoSmithKline plc for the three and nine month periods ended 30 September 2017. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48 of the Results Announcement.

What we have reviewed The condensed financial information comprises of:

●	the balance sheet as at 30 September 2017;
●	the income statement and statement of comprehensive income for the three and nine month periods then ended;
●	the cash flows for the nine month period then ended;
●	the statement of changes in equity for the nine month period then ended; and
●	the accounting policies and basis of preparation and explanatory notes to the condensed financial statements on pages 45 to 54.

As disclosed on page 48 to the condensed financial information, the financial reporting framework that has been applied in the preparation of the full annual financial information of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement of GlaxoSmithKline plc, including the condensed information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48.

Our responsibility is to express a conclusion on the condensed financial information in the Results Announcement of GlaxoSmithKline plc based on our review. This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement of GlaxoSmithKline plc and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

PricewaterhouseCoopers LLP Chartered Accountants 25 October 2017, London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 25, 2017

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc